FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	TERYL RESOURCES CORP.

ISSUER'S ADDRESS	#1103 - 11871 HORSESHOE WAY

RICHMOND, B. C. V7A 5H5

ISSUER'S TELEPHONE NUMBER	(604) 278-5996

CONTACT PERSON	JOHN ROBERTSON

CONTACT'S POSITION	PRESIDENT

CONTACT'S TELEPHONE NUMBER	(604) 278-5996

FOR QUARTER ENDED	AUGUST 31, 2003

DATE OF REPORT	OCTOBER 31, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“JOHN ROBERTSON”	2003/10/31
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“JENNIFER LORETTE“	2003/10/31
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2003

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT AUGUST 31, 2003

ASSETS
	August 31,	August 31,	May 31,
	2003	2002	2003
	Unaudited	Audited	Audited
Current Assets:	$	$	$
Cash	48,427	-	-
Receivables, prepaids and deposits	77,345	31,480	73,797
Advances to related companies (Note 3)	19,970	13,754	10,112
	145,742	45,234	83,909
Investments (Note 4)	4,026	4,026	4,026
Office Equipment (Note 5)	9,754	4,677	3,939
Oil & Gas Interests (Note 6)	-	-	-
Mineral Property Interests (Note 7)	190,236	156,698	176,150
Deferred Expenditures:
Exploration and development (Note 7)	1,868,746	1,638,440	1,849,567
	2,218,504	1,849,075	2,117,591

LIABILITIES AND CAPITAL LESS DEFICIT

Current Liabilities:
Cheques issued in excess of funds on deposit	-	1,273	50,381
Accounts payable and accrued liabilities	581,407	528,311	622,410
Estimated liability for capital taxes (Note 8)	759	854	750
Debenture payable (Note 9)	150,000	150,000	150,000
Advances from related parties (Note 10)	516,879	410,056	655,996
	1,249,045	1,090,494	1,479,537
Contingencies and Commitments (Note 11)

Share Capital: (Note 12)	6,794,762	6,020,427	6,297,375
Subscriptions Received (Notes 14 & 15)	69,972	186,594	69,972
Deficit	(5,895,275)	(5,448,440)	(5,729,293)
	2,218,504	1,849,075	2,117 591

Approved by the Directors:

“John Robertson“                                               John Robertson

“Jennifer Lorette“                                                Jennifer Lorette

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED AUGUST 31, 2003

	Three Months Ended
	August 31,
	2003	2002
	Unaudited	Audited
Oil and Gas Operations: (Note 3)	$	$
Revenue from Oil & Gas Sales	4,481	6,282
Deduct: Oil & Gas Expenses:
Operating expenses	1,455	3,143
Net Income (Loss) from Oil and Gas Operations	3,026	3,139
Net Operating Income (Loss)	3,026	3,139
Other Income and Expenses:
Write off of incorporation costs	-	(1,379)
Administration expenditures (Schedule A)	169,008	(44,719)
Other Income and Expenses	(169,008)	(46,098)

Net Income (Loss) for the Period	(165,982)	(42,959)

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0066)	(0.0019)
Weighted Average Number of Shares Outstanding	25,267,376	23,033,238

CONSOLIDATED STATEMENT OF DEFICIT

Deficit - Beginning of Period	(5,729,293)	(5,405,481)

Add: Net Income (Loss) for the Period	(165,982)	(42,959)

Deficit - End of Period	(5,895,275)	(5,448,440)

UNAUDITED - PREPARED BY MANAGEMENT

     Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF ADMINISTRATION EXPENDITURES

FOR THE THREE MONTHS ENDED AUGUST 31, 2003

	Three Months Ended
	August 31,
	2,003	2,002
	Unaudited	Audited
	$	$
Publicity, promotion and investor relations	76,420	6,576
Auto, travel and entertainment	20,677	2,856
Audit, accounting and consulting	19,500	1,410
Foreign exchange loss (gain)	14,703	332
Management and directors' fees (Note 13)	9,250	9,100
Office supplies, telephone and courier	8 385	9,803
Secretarial fees (Note 13)	6,967	-
Filing fees and electronic data services	3 805	1,284
Debenture interest (Note 9)	3,704	3,704
Office rent and utilities (Note 13)	1,950	2,700
Transfer agent fees	1,621	724
Bank charges and other interest	784	339
Legal fees	732	2,927
Moving expense	-	2,741
Interest income	(3)	(23)
Amortization	513	246
Total Administration Expenses	169,008	44,719

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED

EXPLORATION AND DEVELOPMENT EXPENDITURES

FOR THE THREE MONTHS ENDED AUGUST 31, 2003

	Three Months Ended
	August 31,
	2003	2002
	Unaudited	Audited
	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	-	-
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey and reports	470	2,409
West Ridge Claims: (Note 7C)
Geophysical survey	13,214	-
Reports and maps	4,121	1,884
	17,335	1,884
Gil Venture: (Joint Venture) (Note 7D)
Reports and maps	1,374	4,718
	1,374	4,718
Exploration and Development for the Period	19,179	9,011
Exploration and Development at Beginning of Period	1,849,567	1,629,429
	1,868,746	1,638,440
Less: Exploration and development written off:
Re inactive claims	-	-
	-	-
Exploration and Development at End of Period	1,868,746	1,638,440

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED AUGUST 31, 2003

	Three Months Ended
	August 31,
	2003	2002
	Unaudited	Audited
	$	$
Operating Activities:
Revenue receipts	4,481	4,794
Interest income receipts	8	18
Receipts from goods and services sales taxes	2,952	1,313
Increase in estimated liability for capital tax	(9)	(8)
Payments to suppliers for goods and services	(235,641)	(4,402)
Cash Flows (Used) by Operating Activities	(228,209)	1,715

Financing Activities:
Share capital issued for cash (Note 12)	501,500	-
Advances from (to) related parties (Notes 3 & 10)	(148,975)	10,736
Cash Flows from Financing Activities	352,525	10,736

Investing Activities:
Purchase of office equipment	(6,329)	-
Current exploration and development costs	(19,179)	(6,884)
Cash Flows (Used) by Investing Activities	(25,508)	(6,884)
Increase (Decrease) in Cash for the Period	98,808	5,567
Cash (Deficiency) at Beginning of Period	(50,381)	(6,840)
Cash (Deficiency) at End of Period	48,427	(1,273)

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES:
	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.
	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.
	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.
[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

( i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.

UNAUDITED - PREPARED BY MANAGEMENT	. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
For the Three Months Ended August 31, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
[e]	Accounting for Mineral Property Interests (Continued)
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.
[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.
[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was in- corporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at August 31, 2003. If Teryl, Inc. issues shares to others, Teryl Resources Corp.'s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
For the Three Months Ended August 31, 2003

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	August	August 31,
	2003	2002
Reg Technologies Inc.	13,312
Linux Gold Inc. (Note 4)	6,248	12,453
Information Highway.com Inc.	409	1,300
International Diamond Syndicate	1	1
	19,970	13,754

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS's property has no proven economic reserves, so there is little expectation of recovery.

Linux Gold Inc. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 1,745 Cdn. at August 31, 2003 (2002 - $ 668).

	2003	2002
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

OFFICE EQUIPMENT consists of:
	August 31,	August 31,
	2003	2002
Furniture and fixtures - at cost	41,261	34,932
Less: Accumulated amortization	31,507	30,255
	9,754	4,677

In accordance with Canadian general accepted accounting principles, the Company wrote off entirely its incorporation costs at August 31, 2002.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
For the Three Months Ended August 31, 2003

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the CS- #1 and Herrmann #4 wells, and a 0.102% Working Interest in the Jancik #2 well, acquired at no cost during the August 31, 2002 quarter, located in Burleson County, Texas. The well have been entirely amortized.

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref	2003	2002
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	-
West Ridge	Dome Creek, Alaska	100%	C	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich	Dome Creek, Alaska	10%	E	9,381	9,381
				190,236	156,698

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Inc. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000). Linux will have a 5% net royalty interest until Teryl pays $ 2,000,000 US.

C.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. retains its 100% interest in the claims and has been conducting an exploration program over the past two years.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
For the Three Months Ended August 31, 2003

7.	MINERAL PROPERTY INTERESTS (Continued):

	D.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. In 1991 the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property from 2001 to date and will announce a production decision in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 144,495 ($ 101,228 US) in the May, 2003 year. Further cash calls are expected for the 2004 year.

	E.	STEPOVICH LEASE:

In 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

	F.	AMAD:

In 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. These claims previously written down to $ 1 were written off at May 31, 2002 as they had lapsed.

SUMMARY OF MINING PROPERTIES:
      PROPERTY COSTS:

	Balance -	Changes	Balance	Changes	Balance
	May 31/02	2003	May 31/03	In Quarter	Aug 31/03
Silverknife	1		1		1
Fish Creek		19,452	19,452	14,086	33,538
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	156,698	19,452	176,150	14,086	190,236

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
For the Three Months Ended August 31, 2003

7.	MINERAL PROPERTY INTERESTS (Continued):

DEFERRED EXPLORATION AND DEVELOPMENT:

	Balance	Changes	Balance	Changes	Balance
	May 31/02	2003	May 31/03	In Quarter	Aug 31/03
Silverknife - inactive		2,152
Silverknife - inactive			-		-
Fish Creek		47,595	47,595	470	48,065
West Ridge	246,186	22,976	269,162	17,335	286,497
Gil Venture	1,382,242	149,567	1,531,809	1,374	1,533,183
Stepovich Lease	1,001	-	1,001	-	1,001
	1,629,429	220,138	1,849,567	19,179	1,868,746

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,127,460 available to reduce future taxable income until the year 2010, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expendi- tures of $ 1,118,478 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 759 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the period as presented on the consolidated statement of operations.

Diluted earning per share is calculated using the Treasury Stock Method, whereby it is assumed that proceeds on the exercised stock options are used by the Company to repurchase its shares at the average market price during the year of $ 0.40 (2002 - $ .20). As the 2003 and 2002 periods both resulted in a loss there are no figures presented as the effect would be anti-dilutive.

Teryl Resources Corp.
Notes to Consolidated Financial Information	Page 7
For the Three Months Ended August 31, 2003

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 17,531 was accrued to August 31, 2003 (2001 - $ 17,834). Teryl paid Keltic Bryce $ 15,000 interest on January 15, 2003. After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

	August 31,	August 31,
	2003	2002
540330 B.C. Ltd.	13,894	-
Access Information Systems Inc.	112,295	24,817
JGR Petroleum Inc.	96,129	92,697
Rainbow Network	55,616	47,001
Reg Technologies Inc.	-	1,782
REGI US, Inc.	-	-
Sovo Computer Centre	2,593	6,300
SMR Investments Ltd.	236,351	237,459
	516,879	410,056

Advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
For the Three Months Ended August 31, 2003

12.	SHARE CAPITAL (Continued):

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, which was completed during the August 31, 2002 period.

Issued Share Capital - Common - consists of the following:
FOR CASH:

		No. of Shares		Amount
				$
Total Issued for Cash at May 31, 2002		18,633,174		5,062,288
Shares issued in May 31, 2003 Year:
Private placement	A	1,500,000	0.10	150,000
Employee stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
Private placement	D	217,350	0.35	76,073
		2,004,850		260,948
Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Period Ended August 31, 2003:
Stock option exercised	E	10,000	0.15	1,500
Private placement	F	2,000,000	0.25	495,887
Total Issued for Cash at August 31, 2003
		22,648,024		5,820,623
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2002		2,497,359		604,659
Shares issued in May 31, 2003 Year:
Fish Creek mineral property	G	200,000	0.08	16,000
Total Issued to May & August 31, 2003		2,697,359		620,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May & August 31, 2003		1,902,705		353,480
TOTAL SHARES ISSUED AT AUGUST
31, 2003		27,248,088		6,794,762

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
For the Three Months Ended August 31, 2003

12.	SHARE CAPITAL (Continued):
A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 within the second year per common share.

B.	On December 20, 2002, J Singh, exercised an Employee Stock Option for 12,500 shares at $ 0.15 per share to net the treasury $ 1,875.
C.	On January 15 and 23, 2003, two individuals exercised Private placement warrants for a total of 275,000 shares at $ 0.12 per share to net the treasury $ 33,000.
D.

On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued for subscriptions received by its subsidiary, Teryl, Inc. (Note 15)

E.	On June 23, 2003, J. Robertson, President of the Company, exercised a Stock Option for 10,000 shares at $ 0.15 per share to net the treasury $ 1,500.
F.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable within the first year for $ 0.30 per common share and for $ 0.40 per common share within the second year.

G.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

Outstanding Commitments to Issue Shares:
At August 31, 2003, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants	1,250,000	0.12/0.15	Dec. 11/03/04
Private placement Warrants	1,000,000	0.30/0.40	Aug. 26/04/05
Consultant's Option	350,000	0.40	Feb. 19/06
Director's Option	990,000	0.15	Apr. 22/07
Senior Officers' Options	600,000	1.15	Apr. 22/07
Employee's Option	37,500	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Sept. 23/07
Senior Officer's Option	200,000	0.15	Nov. 22/07
Consultant's Option	50,000	0.40	Dec. 16/07
Consultants' Options	175,000	0.40	Mar. 4 /08
	4,677,500

On September 12, 2000, the Company granted a Directors' stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24, which were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 for a term of five years from the date of renegotiation. J. Robertson exercised options for 10,000 shares during the period.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
For the Three Months Ended August 31, 2003

12.	SHARE CAPITAL (Continued):

On April 22, 2002, the Company granted stock options to a senior officers to purchase up to 600,000 common shares at a price of $ 0.15 for a five year period. On April 22, 2002, the Company granted a stock option to an employee to purchase up to 50,000 common shares at a price of $ 0.15 for a five year period of which 12,500 have been exercised.

On September 23, 2002, the Company granted a stock options to an employees to purchase up to 25,000 common shares at a price of $ 0.15 for a five year period.

On November 22, 2002, the Company granted a stock option to a senior officer to purchase up to 200,000 common shares at a price of $ 0.15 for a five year period.

On December 16, 2002, the Company granted a stock option to a consultant to purchase up to 50,000 common shares at a price of $ 0.40 for a five year period.

On February 19, 2003, the Company granted a stock option to a consultant to purchase up to 350,000 common shares at a price of $ 0.40 for a three year period.

See Note 14 "Subsequent Events" for details on a Private Placement and Stock Option after August 31, 2003.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 7,500 in the period ended August 31, 2002. See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
For the Three Months Ended August 31, 2003

13.	RELATED PARTY TRANSACTIONS (Continued):

Administration consulting fees of $ 6,750 were paid during the August 31, 2003 period (2002 - $ 1,000 to J. Lorette, Vice-President of the company and secretarial fees of $ 6,967 were paid to M. Van Oord, a director of the company. Director's fees of $ 2,500 were paid to J. Robertson, President of the company during the August 31, 2003 period.

Office rent amounting to $ 2,700 for the period ended August 31, 2002 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On November 27, 2002, the Company's directors passed a resolution to request a name change to Teryl Gold Inc. which was passed at the annual general shareholders' meeting. This change had still not been approved by regulatory bodies by the date of these statements.

On October 20, 2003, the Company granted a stock option to a consultant to purchase up to 150,000 common shares at a price of $ 0.40 for a five year period.

On October 21, 2003, the Company announced it was arranging a Private Placement for 3,000,000 units of its common stock at a price of $ 0.35 per unit. Each unit will consist of one common share and one-half share warrant exercisable for one year at a price of $ 0.50 per share. Two half warrants will enable the investor to purchase one additional share.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7C, 7D & 7E regarding mineral claim properties, exploration and development and option agreements.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. See Note 12 regarding the $ 76,073 ($ 51,750 US) worth of capital stock issued May 23, 2003 for these subscriptions. One subscriber did not return his agreement and negotiations are still proceeding to resolve this.